CORPORATE OFFICE
Law Department
37 North Valley Rd., Bldg. 4, PO Box 1764, Paoli, PA 19301-0801
Telephone: 610-889-5258 Fax: 215-323-9319
E-mail: robert.feit@ametek.com
October 2, 2007
Perry J. Hinden, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	AMETEK, Inc. Definitive 14A Filed: March 12, 2007 SEC File No. 001-12981
Dear Mr. Hinden:
We are providing this letter to respond to the comments of the staff contained in your August 21, 2007 letter to Frank S. Hermance, our Chairman and Chief Executive Officer. Set forth below are the staff’s comments and our responses.
In a number of instances, we have provided the type of disclosure we intend to include in future filings. These disclosures will be appropriately revised to address policies and decisions in effect at the relevant time.
Committees of the Board, page 4
1.	We note your reference to the compensation committee’s engagement of Towers Perrin on page 5. Describe the nature and scope of their assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

In future filings, we will include the following type of disclosure:
Compensation Consultant. The Compensation Committee has retained Towers Perrin to provide assistance in connection with the Committee’s evaluation of executive compensation. Towers Perrin provides to the Company an assessment of our most senior managers’ compensation. The assessment is designed to provide benchmarking data that is used to develop competitive compensation levels for our executives. In this

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October 2, 2007

regard, we ask Towers Perrin to benchmark our managers’ compensation against the 50th percentile of compensation of comparable managers based on job function and responsibilities. See “Compensation Discussion and Analysis — Determination of Competitive Compensation” for further information. In addition, Towers Perrin provides company-wide benefit consulting.
Director Compensation, page 6
2.	We note your discussion of the retirement plan and death benefit program for directors. Please clarify whether such programs are mutually exclusive. For example, may a director eligible under both programs who has attained the age of 70 receive an annual retirement benefit under the retirement plan and the ten annual payments under the death benefit program? If so, identify those directors who would fall in this category.

The plans are not mutually exclusive. In future filings, we will identify those directors who participate in our Death Benefit Program for Directors. Because we already identify the directors who participate in the retirement plan for directors, a reader will readily be able to identify those directors who participate in both plans.
Certain Relationships and Related Transactions, page 8
3.	We note your disclosure regarding Mr. Kohlhagen’s brother-in-law and Mr. Hermance’s son. Supplement such disclosure to provide all the information required by Item 404(a) of Regulation S-K. For example, disclose each individual’s position with the company and approximate dollar value of the amounts involved.

In future filings, we will disclose that David Hermance, Mr. Hermance’s son, is a divisional vice president and we will disclose the approximate dollar amount of total compensation (computed in the same manner as compensation listed in the “Total” column of the Summary Compensation Table) he received in the most recent fiscal year.

In the case of Mr. Kohlhagen’s brother-in-law, we will not be disclosing the relationship in future filings because Mr. Kohlhagen’s brother-in-law is the husband of the sister of Mr. Kohlhagen’s wife.

Section 2.01 of the staff’s Interpretive Responses Regarding Particular Situations in the Compliance and Disclosure Interpretations on Item 404 of Regulation S-K (which were issued the day after we filed the definitive proxy statement for our 2007 annual meeting) states the following:
The term “any immediate family member,” as used in Item 404, is defined to include, among others, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and stepchildren and stepparents. For purposes of this item, such relatives are deemed to be: . . . (2) only those

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October 2, 2007

persons who are related by blood or step relationship to the primary reporting person or his spouse (e.g., the sister of a director’s spouse is considered a sister-in-law for purposes of this item; the sister’s husband, however, is not considered a brother-in-law for purposes of this item).
Under this guidance, the husband of the sister of Mr. Kohlhagen’s wife is not deemed to be a “brother-in-law” for purposes of Item 404.
4.	Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

The proxy statement states the following: “Under our written Related Party Transactions Policy, transactions that would require disclosure under SEC regulations must be approved in advance by the Audit Committee.” We will supplement this disclosure in future filings as follows:
Applicable SEC regulations generally require disclosure of all transactions since the beginning of a corporation’s last fiscal year, or any currently proposed transaction, exceeding $120,000 in which the corporation or any of its subsidiaries is participating and in which any of the following “related persons” had, or will have, a direct or indirect material interest: (1) any of the corporation’s directors, director nominees, or executive officers, (2) any beneficial owner of more than 5% of the corporation’s common stock and (3) any member of the immediate family of any of the foregoing persons. The term “immediate family” includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and any person (other than a tenant or employee) sharing the same householder as the person.
Prior to entering into a transaction covered by the policy, the person proposing to enter into the transaction must provide a notice to our Vice President — Corporate Compliance and Auditing, who must promptly forward the notice to the Chairman of the Audit Committee. Following such inquiry as the Audit Committee deems appropriate, the transaction is permissible if the Audit Committee finds that, notwithstanding the involvement of a related person, there is an appropriate business reason to approve the transaction.

Securities and Exchange Commission
October 2, 2007

Determination of Competitive Compensation, page 23
5.	You state that your compensation consultant developed competitive compensation levels for executives having similar responsibilities as yours based on general industry data derived principally from the compensation consultant’s executive compensation database. Are there specific companies utilized by the consultants for purposes of benchmarking each element of your compensation? If so, disclose such companies and discuss the degree to which the compensation committee considered such companies comparable to you.

The compensation consultant’s general industry database covers approximately 500 companies, and was not focused on any particular industry or any specific company or companies. In future filings, we will add the following disclosure if we continue to use the current methodology:
The compensation consultant advised us that it used general industry data rather than data relating only to electronic and electronic component companies because general industry data provides a much larger sampling of companies.
Short-Term Incentive Program, page 24
6.	You state that you set performance targets such that total cash compensation will be within 15 percent above or below the total cash compensation at the 50th percentile for comparable executives but that larger variations, both positive and negative, may result based on actual performance. Disclose the percentile of market represented by the actual incentive compensation paid for 2006.

The 15 percent above or below criteria relates to the methodology for determining total cash compensation at target levels. Therefore, we have never requested our compensation consultant to provide the information requested by the staff and thus do not have that data. It is important to note that the 15 percent amount does not refer to the variation in an executive’s compensation as a percentile of compensation provided to comparable executives (i.e., it does not mean that we view an executive’s compensation as competitive if it is within a range of 35-65 percent of compensation for comparable executives); instead, it means that our executives’ total cash compensation at target levels is deemed competitive if it is within 15 percent above or below the dollar amount of compensation for comparable executives at the 50 percent level, which is a much narrower range. Moreover, in 2006, total cash compensation at target levels for all executive officers was within the 15 percent range. The disclosure in the CD&A does clearly indicate the premium over target levels actually paid out based on actual performance.

Securities and Exchange Commission
October 2, 2007

7.	In your discussion of internal sales growth and growth operating income criteria on page 24, you state that each measure reflects adjustments deemed appropriate by the compensation committee. Describe such adjustments and quantify the effect of each adjustment on the respective award criteria.

The “adjustments” to internal sales growth merely reflect adjustments mandated by the definition of internal sales growth. We define internal sales growth as meaning the year-to-year increase in revenues without giving effect to (i) increases in revenues from businesses that we have acquired but that have not had four full quarters of operations subsequent to the acquisition and (ii) foreign currency adjustments. We made no modifications to the actual amount of internal sales growth, as defined, in determining the payout attributable to this measure. In future filings, we will disclose the definition of internal sales growth.

With regard to operating unit income, in future filings we will provide information of the type set forth below:
The principal adjustments to operating unit income were the elimination of the effect of certain research and development expenditures and the inclusion of certain financing costs related to acquisitions. We eliminated research and development expenditures in connection with a project to support high potential new development projects. These expenditures were not initially in the operating unit budgets, and we did not want to penalize the operating unit for pursuing what we believe to be an important company initiative. We reduced operating unit income by the estimated amount of interest cost we incur on funds borrowed to finance an acquisition where the results of operations of the acquired business are included in the unit’s operating results. We believe that reducing the operating unit income derived from an acquired business by these interest costs better reflects the contribution of the acquisition to the operating unit’s performance.
We will quantify the net adjustments in future filings if they are material. In 2006, the net effect of adjustments to operating unit income totaled 0.4 percent, which is not a material amount.

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October 2, 2007

8.	You state on page 25 that the weighting of performance measures for each named executive officer is set forth in a table, but you do not provide such table in your disclosure. Please revise to provide such disclosure.

In future filings, we will include a table of the type set forth below:

		Performance		Actual Award as
		Measure as a		Percentage of
		Percentage of		Target Award
		Total Target		Opportunity for
		Award	Actual	the Performance
Name	Performance Measure	Opportunity	Award	Measure
Frank S. Hermance			$

John J. Molinelli

Robert W. Chlebek

David A. Zapico

Timothy N. Jones
9.	Supplement the disclosure in the first full paragraph on page 25 to more fully describe how performance within each measure’s range equates to a percentage of that measure’s target bonus. For example, what are the minimum, target and maximum payouts for achievement of the group internal growth measure and how would achievement of 101% of that goal affect the payout? Please consider including an example of how you determined an officer’s actual incentive award payout for each performance measure, identifying each performance measure’s target payout, the officer’s actual percentage of achievement of that performance measure’s target and the corresponding payout in dollars and as a percentage of the target payout.

See our response to comment no. 8. We believe that the table set forth in the response, together with the disclosure already provided (which includes information regarding minimum and maximum payouts for each objective measure), will provide a detailed picture of how payouts are based on performance. We will clarify that a 100 percent payout will occur upon achievement of 100 percent of the goal.

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October 2, 2007

10.	We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance, such as earnings per share and internal sales growth and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factor. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Please also provide analysis of the factors considered by the compensation committee prior to the setting of the goals for incentive compensation and not merely rely on statements such as those on page 25 that you “believed the achievement of the goals was substantially uncertain.”

In future filings, we will disclose the target and actual amounts of non-discretionary performance measures, which in 2006 were diluted earnings per share, internal sales growth, operating unit income and operating unit working capital. We also will disclose, if it continues to be accurate, that the target amounts of the non-discretionary performance measures are based on our budget for each of the relevant performance measures (see our response to comment no. 7 for a discussion of adjustments to a performance measure). We believe the table set forth in our response to comment no. 8 will provide appropriate disclosure of how incentive awards are structured upon performance goals. Because we will be providing target amounts of non-discretionary performance measures, we understand that, in accordance with Instruction 4 of Item 402(b) of Regulation S-K, we will not be required to disclose how likely it will be for us to achieve the target amounts. Discretionary awards for Messrs. Hermance and Molinelli are not based on established individual performance criteria but are based on a retrospective evaluation, as disclosed in the CD&A. The discretionary awards for operating unit presidents are based on acquisition criteria that could cause competitive harm if disclosed, because the criteria could be used by our competitors to seek to ascertain the identity of our acquisition candidates. Moreover, these awards are subject to a discretionary evaluation that renders the payout criteria non-objective. In light of the relatively small amount of the operating unit presidents’ target award based on discretionary factors (less than seven percent of the total target award opportunity), we believe that our current disclosure is appropriate.

Securities and Exchange Commission
October 2, 2007

11.	The information you provide in the third full paragraph on page 25 regarding the award payments and the percentage of the aggregate target award represented by such payments do not appear to reconcile with the Grants of Plan-Based Awards Table. For example, you state that Mr. Hermance received an award equal to 176% of his aggregate target award, but based on his target award of $560,000 listed in the table, such percentage would yield a non-equity incentive award payment of approximately $985,000 and a total incentive award, after adding in his bonus of $280,000, of approximately $1,265,000. Please reconcile this discrepancy.

As shown in the table below, there is no discrepancy. Like other aspects of Mr. Hermance’s award, the discretionary award is subject to a minimum of 0 percent of the target award, and a maximum of 200 percent. In the case of the discretionary award, Mr. Hermance received a 200 percent payout. In the case of the EPS award, the payout was 136 percent of target.

	Amount of	Actual
	Target Award	Payout
EPS	$560,000	$952,000
Discretionary	140,000	280,000

Total	$700,000	$1,232,000

Percent of Total Target Award	100%	176%
The percentages of target awards paid out to other named executive officers are based on similar computations.
We believe that the table set forth in our response to comment no. 8 will eliminate any possible confusion regarding percentage payouts because it will detail payouts as a percentage of target awards for each component of the total target awards, including discretionary awards.

Securities and Exchange Commission
October 2, 2007

Equity-Based Compensation, page 26
12.	You indicate that as part of your determination of the amount of equity-based compensation to grant your named executive officers, you made adjustments based on differences in the scope of such officers’ responsibilities, performance and ability. Expand your disclosure to provide additional detail regarding these factors and an analysis of how individual performance contributed to actual 2006 equity-compensation. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation. See Item 402(b)(2)(vi).

In fact, the only adjustment made in 2006 was a $9,300 increase in the Long-Term Incentive Opportunity for one of our operating unit presidents, which was made so that his amount was aligned with the amount of the Long-Term Incentive Opportunity applicable to other executive officers. We will address this type of adjustment in future filings.
13.	Supplement your disclosure to better explain the table on page 26 and the figures in the “Long-Term Incentive Opportunity” column.

In future filings, we will include the type of disclosure set forth below:
We used data provided by the compensation consultant, which was based on a Black-Scholes model, with regard to long-term incentives as a percentage of salary at the 50th percentile for comparable executives, which we call the LTI %. We determined the total dollar value of the awards of equity compensation for each named executive officer by multiplying the salary amount at the 50th percentile of competitive market levels for each executive by the LTI %. The percentage for each executive is designed to be equivalent to the percentage of salary provided to a comparable executive at the 50th percentile level based on the data and adjustments described above. As a result of this calculation, the total amount of long-term incentive compensation available to the named executive officers, provided all vesting conditions are satisfied, is as follows:

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	50th Percentile		Long-Term
Name	Salary Level	LTI%	Incentive Opportunity
Frank S. Hermance

John J. Molinelli

Robert W. Chlebek

David A. Zapico

Timothy N. Jones
Summary Compensation Table — 2006, page 32
14.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers. For example, we refer you to the salary, bonus and non-equity incentive plan compensation paid to your chief executive officer as compared to the same elements granted to your other named executive officers. We also refer you to the table on page 26 indicating that you granted a long-term incentive opportunity to your chief executive officer equal to more than four times that of the next highest paid named executive officer. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers. Include in such discussion an explanation as to why the terms of Mr. Hermance’s change of control agreement does not have the two year limit applicable to the other executives following a change of control.

As described below, we will address additional disclosure regarding Mr. Hermance’s change of control agreement if the comment continues to be applicable. In other respects, we believe that the CD&A already contains a detailed discussion of the methodology used to determine Mr. Hermance’s compensation. As more fully explained in the CD&A, the determination of the amounts of compensation for each of our named executive officers generally was based on our compensation consultant’s standard methodology to develop competitive compensation levels for seasoned executives having similar responsibilities. The CD&A also notes that our executive compensation levels (salary, target amount of short-term compensation and target amount of long-term compensation) are designed to be generally aligned with the 50th percentile for seasoned executives in the Towers Perrin database, which is size adjusted to reflect our company’s revenues. The benchmarking methodology used to determine Mr. Hermance’s compensation is essentially the same as applied to our other named executive officers; no separate methodology was used to determine Mr. Hermance’s compensation. In addition, the principal considerations of the Compensation Committee with regard to the discretionary portion of Mr. Hermance’s short-term incentive award are disclosed in the CD&A.

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The Compensation Committee of our Board of Directors will be reevaluating our change of control agreements later this year. If Mr. Hermance’s change of control agreement continues to contain provisions that differ from the two year limit (or other limit then in effect) applicable to other executive officers, we will, in future filings, provide the requested disclosure.
Outstanding Equity Awards at Fiscal Year-End — 2006, page 35
15.	We note that the outstanding shares of restricted stock held by Mr. Hermance had a market value at December 31, 2006 of more than $22 million. To that extent applicable, supplement your Compensation Discussion and Analysis to explain how compensation or amounts realizable from prior compensation are considered in setting other elements of compensation. See Item 402(b)(2)(x).

The Compensation Committee did not consider amounts realizable from prior compensation in setting Mr. Hermance’s compensation. In addition, aside from the considerations described in the CD&A for setting elements of compensation, there was no other consideration of any element of compensation in setting any other element of compensation.

16.	You indicate on page 26 that your options generally vest in equal annual increments on the first four anniversaries of the date of grant. While you have provided vesting information for the outstanding restricted stock awards, it does not appear you have provided similar information for outstanding options. Please provide such information by footnote. See Instruction 2 to Item 402(f)(2).

In future filings, we will provide, by footnote, vesting information for outstanding options.
Potential Payments upon Termination or Change of Control, page 42
17.	Supplement your disclosure to provide an analysis of why you structured and designed the change in control agreements in the specific manner and at the compensation levels described in this section.

In future filings, we will add the following disclosure:
We entered into these change of control agreements so that our executives can focus their attention and energies on our business during periods of uncertainty that may occur due to a potential change of control. In addition, we want our executives to support a corporate transaction involving a change of control that is in the best interests of our stockholders, even though the transaction may have an effect on the executive’s continued employment with us. We believe these

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arrangements provide an important incentive for our executives to remain with us.
As requested by the staff, AMETEK, Inc. (“AMETEK”) acknowledges the following with regard to the reviewed definitive proxy statement (the “Proxy Statement”):
•	AMETEK is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	AMETEK may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration. If you have any further questions or comments, please address them to Alan Singer of our counsel, Morgan, Lewis & Bockius LLP, at 215-963-5224.
Sincerely,
AMETEK, Inc.

/s/ Robert S. Feit

By:	Robert S. Feit
Senior Vice President and General Counsel